Mail Stop 6010
Via Facsimile and U.S. Mail

September 19, 2008

Mr. Andrew G. Barnett
Chief Executive Officer
The Center for Wound Healing, Inc.
155 White Plains Road
Tarrytown, NY 10591

> **Re:** **The Center for Wound Healing, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **File No.: 000-51317**

Dear Mr. Barnett:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1—Organization and Nature of Business

Acquisitions/Business Combinations, page 33

1. You have accounted for the acquisition of the Twelve LLCs, which followed the initial acquisition of the Six LLCs, in a manner similar to a pooling of interests. Also, you accounted for the January 2006 acquisition of the Two LLCs, using the "as-if" pooling method. Please refer us to the technical guidance upon which you based this accounting treatment, including your application of EITF 02-5 and related analyses in concluding that the relationships between the parties to these transactions constituted common control.

2. You disclose that "as part of the evaluation of the assets acquired, the Company utilized the services of an independent valuation company." While you are not required to make reference to the use of an independent valuation company, when you do, you much also disclose the name of the valuation company. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant